SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For fiscal year ended October 31, 1998

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from          to


                         Commission file number: 0-24312



             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                        PM RESOURCES, INC. PROFIT SHARING
                         PLAN FOR CERTAIN UNION MEMBERS


             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                               VIRBAC CORPORATION
                     (formerly Agri-Nutrition Group Limited)
                             3200 Meacham Boulevard
                             Fort Worth, Texas 76137
                            Telephone: (817) 831-5030

                              REQUIRED INFORMATION

         The PM Resources, Inc. Profit Sharing Plan for Certain Union Members (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the unaudited financial statements of the Plan for the fiscal year ended December 31, 1998, which have been prepared by the Plan Administrator in accordance with the financial reporting requirements of ERISA, are attached hereto as an Appendix and incorporated herein by reference.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            PM RESOURCES, INC. PROFIT SHARING
                         PLAN FOR CERTAIN UNION MEMBERS

                                            VIRBAC CORPORATION
                                  (formerly Agri-nutrition Group Limited),
                                           the Plan Administrator

Date:  April 30, 1999           By:
                                     -----------------------------------------
                                     Vice President and Chief Financial Officer

                                    APPENDIX


                        PM RESOURCES, INC. PROFIT SHARING
                         PLAN FOR CERTAIN UNION MEMBERS

                         Unaudited Financial Statements

                           Year ended October 31, 1998

                                      INDEX

Unaudited Financial Statements:

  Statement of Net Assets Available for Plan Benefits as
  of October 31, 1998........................................................A-1

  Statement of Changes in Net Assets Available for Plan Benefits,
  for the Year Ended October 31, 1998........................................A-2

      PM Resources, Inc. Profit Sharing Plan for Certain Union Members
                     Statement of Net Assets Available
                             For Plan Benefits
                              October 31, 1998


ASSETS
Investments, at fair value                                   713,817
     Loans to participants                                         -
     Employer's contribution receivable                            -
     Employee's contribution receivable                            -

         Total assets                                        713,817

     Net assets available for plan benefits                  713,817
                                                         ===========

     PM Resources, Inc. Profit Sharing Plan for Certain Union Members
               Statement of Changes in Net Assets Available
                            For Plan Benefits
                             October 31, 1998


ADDITIONS

Additions to net assets attributed to
     Investment income
         Capital gains                                               516
         Interest and dividends                                   72,846
         Net investment income in pooled
              separate accounts                                      -
         Net (depreciation) in corporate debt                        -

     Contributions
         Employer                                                 51,298
         Employees                                               113,276
         Plan transfers                                           14,095
                                                            ------------
              Total additions                                    252,031

DEDUCTIONS

Deductions from net assets attributed to
     Participant withdrawals                                      75,615
     Administrative fees                                           1,991
     Plan transfers                                               10,216
                                                            ------------
              Total deductions                                    87,822

              NET INCREASE (DECREASE)                            164,209

Net assets available for benefits:

     Beginning of year                                           549,608

     End of year                                                 713,817


                                   A-2